ENDORSEMENT

The certificate is changed by adding a new provision as follows:

SUCCESSOR OWNER STEP UP IN ACCOUNT VALUE
If your spouse becomes the Successor Owner of your participation interest under the Contract, the Account Value of your participation interest will be increased, as of the date that would have been the Death Benefit Valuation Date, to equal the amount of the Death Benefit which would have been payable if your spouse had not become the Successor Owner of your participation interest. If the Death Benefit which would have been payable is equal to the Account Value as of the date that would have been the Death Benefit Valuation Date, there will be no change in the Account Value of your Certificate.

For purposes of determining the date that would have been the Death Benefit Valuation Date, the election to become Successor Owner will be deemed to be instructions as to the form of death benefit. Therefore, the date that would have been the Death Benefit Valuation Date will be the later of the date we receive Due Proof of Death of the Participant, or the date we receive a Successor Owner election, but never later than one year after the date of death of the Participant.

If your spouse becomes the Successor Owner of your participation interest, any Contingent Deferred Sales Charge which would otherwise apply on surrender will be waived, except that if any additional Purchase Payments are paid by the Successor Owner, Contingent Deferred Sales Charges will apply as described in this Certificate.

If the Account Value of your Certificate is stepped-up under this provision, the Company will deposit the amount of the increase into the Fixed Accumulation Account Option. The Successor Owner may make one transfer of all or part of the amount deposited from the Fixed Accumulation Account to any other Fixed Account option(s) and/or Sub-Account(s), without such transfer being treated as a transfer for any other purpose under this Certificate.


This is part of the certificate. It is not a legal contract. It changes the certificate only as and to the extent stated.

Signed for us at our office as of the date of issue.